Exhibit 99.1

Investor Questions and Answers: March 25, 2026

We encourage current shareholders, potential shareholders, and other interested parties to send questions to us in writing and we make written responses available on a periodic basis. The following answers respond to selected questions received through March 5, 2026. We retain the discretion to combine answers for duplicate or similar questions into one comprehensive response.

If you would like to submit a question, please send an e-mail to investors@morningstar.com or write us at the following address:

Morningstar, Inc.

Investor Relations

22 W. Washington St.

Chicago, IL 60602

Use of Non-GAAP Measures

These Investor Questions and Answers reference non-GAAP financial measures, including but not limited to, adjusted operating income. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies. Reconciliation of non-GAAP financial measures can be found at https://shareholders.morningstar.com/financials-stock-info/key-financials/default.aspx.

Artificial Intelligence

1.	How does the company view the development of AI in the context of the emergence of potential new competitors? This question is related to the sharp sell-off in shares of companies in the sector, or similar companies, during the January–February 2026 period. Does the company have a moat that cannot be undermined by artificial intelligence? What proportion of your dataset (Morningstar and PitchBook specifically) is truly proprietary and insulated from AI risk?

We believe Morningstar has a durable moat and is positioned to benefit as AI tools proliferate. Our moat comes from four distinct but reinforcing capabilities that we have built over decades: data provides the foundation, research applies judgment, intellectual property creates a shared language of investing, and software allows our clients to leverage those insights to scale their workflows.

Data

Our foundation is built on large, differentiated, human-curated datasets across public and private markets, built through sourcing and transformation methods that, on the whole, we believe are difficult to replicate with the rigor and reliability that investors demand. In private markets, data is opaque, unstructured, and updated inconsistently, which limits the usefulness of AI without significant human involvement. Details such as timely and robust fund performance, deal valuations, cap table history, and financing terms are typically not available on the internet and cannot be scraped. We develop our proprietary datasets based on millions of raw data points, refined through primary surveys, proprietary league tables, Freedom of Information Act responses, and journalist-led research.

Meanwhile, in the public markets, where investors face an increasingly complex universe of investment options, our data can provide structure and consistency. We aggregate data across more than 10,000 different sources, building on more than 40 years of data relationships, employing industry-standard methodologies, and proven quality assurance processes. We link data across asset classes (including private market data) and investment vehicles with common data definitions aimed at helping investors more easily compare investments across vehicles and investment types such as open-end and exchange traded funds and individual securities.

Research

Our research teams play a critical role in producing original research, interpreting data, and in creating new datasets and analytics. For example, as we expanded our coverage of semiliquid investments, our analysts produced foundational research, such as our State of Semiliquid Funds work intended to help investors contextualize and evaluate this growing segment. They also worked alongside data and product teams to define underlying data points and analytics to support investor decision making.

Similarly, our PitchBook analysts bring their expertise to bear on emerging parts of the market, with a focus on asking the right questions of market participants, identifying what data sources are credible, and translating that judgment into actionable insights before a consensus emerges.

In an AI-enabled world, we believe our combination of human insight and AI for scale and speed becomes more important, not less.

Intellectual Property

Our proprietary frameworks—including ratings, methodologies, and classification systems—create a shared language of investing that is widely recognized and embedded across the industry. Examples include Morningstar Categories, Medalist Ratings, Economic Moat Ratings, Portfolio Risk Scores, as well as PitchBook’s VC Exit Predictor, Manager Performance Scores, and Valuation Estimates. This intellectual property seeks to transform raw information into insights investors can understand and act on, and we believe it becomes more valuable as it is applied consistently across products, markets, and time.

Software and Technology

Our software platforms and AI-enabled tools embed our data, research, and IP directly into clients’ daily workflows, from investment selection and due diligence to monitoring, reporting, and risk oversight. We believe these integrations create switching costs and reinforce our role as a trusted partner. As clients look to automate more of their processes, we view our ability to combine AI with differentiated content and workflow driven products as an important opportunity to strengthen our moat. Recent AI product enhancements include the launch of PitchBook Navigator, and AI assistants in Morningstar Direct and Direct Advisory Suite.

Beyond our own platforms, we provide AI-enabled access through large language models and our clients’ internal tools, allowing our insights to flow through to firm-specific workflows. We have collaborations with leading AI platforms including OpenAI’s ChatGPT, Anthropic’s Claude for Financial Services, Microsoft’s CoPilot Studio and Foundry, and Perplexity.

Ultimately, we believe that in an AI era, AI models are only as good as the data that they are trained and grounded in; as a result, our curated datasets only become more valuable. We believe our competitive moat is not meaningfully measured by the ratio of proprietary-to-public data, but rather by the enrichment, curation, and context layered on top of raw data. That combination is what clients pay for and what we believe our competitors cannot easily replicate.

We are looking forward to sharing more on this topic in our Annual Report and at our upcoming Annual Shareholders’ Meeting on May 7.

2.	Since October 1, 2025 both Morningstar (MORN) and FactSet’s (FDS) stock prices have declined by a similar magnitude, which leads us to believe that the market considers MORN and FDS to be peers (more so than some other info services names). Can you please compare and contrast your business with FDS in an AI world?

As you note, starting in the second half of 2025, Morningstar, and many others in the information services sector, including FactSet, have experienced significant declines in stock price, amid growing concern about the risks posed by artificial intelligence (AI) tools.

As described in more detail in a separate response this month, we believe in the strength of our moat, which is built around our human-curated data sets, research, intellectual property, and software, including AI-enabled tools. We believe that as AI models become increasingly ubiquitous, high-quality, structured, and verifiable data—supported by human insight—will become more valuable, positioning Morningstar to benefit from the continued adoption of AI across the investment landscape.

In addition, we benefit from diversified revenue streams across Morningstar. Beyond our license-based businesses, we also operate in highly regulated sectors in the Morningstar Retirement, Morningstar Credit, and Morningstar Wealth segments, which together accounted for roughly a third of Morningstar revenue and adjusted operating income in 2025 with combined revenue growing at 7.4% compared to 2024.

We do not generally comment on the competitive positioning of our peers.

Margin and Expense Trends

3.	In 2023 Morningstar mentioned real estate as an opportunity. Is this still true in 2026? Is there a global initiative to reduce office space across the company or reduce the amount of in-office days to two?

Since 2023, our approach to real estate has shifted, reflecting our commitment to an office-focused culture and conviction in the benefits of in-person collaboration. In 2026, most of our offices transitioned to a four-day in-office workweek with assigned desks. Rather than pursuing reductions in office space, we have been investing in office environments that support collaboration, productivity, and the needs of our global employee population.

Morningstar

4.	Looking back, there has not been insider buying at MORN in the last 20 years – is there anything that prevents insider buying at MORN? Whether compliance or MORN’s views about shareholder communication / being investor minded?

We do not discourage insider buying, subject to compliance with our Insider Trading Policy and applicable legal requirements. Insiders are able to make open-market purchases of our stock and from time-to-time insider buying does occur. Consistent with SEC requirements, we disclose transactions by our board of directors and Section 16 officers, who include our Executive Chairman, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. For example, we reported the purchase of 1,000 shares of Morningstar stock by our CFO in early March.

More broadly, we would note that alignment with shareholders is primarily achieved through the structure of our executive compensation and holding requirements. A significant portion of executive compensation is delivered in equity, and we maintain rigorous stock ownership requirements for directors, executive officers, and members of the executive leadership team. As a result, senior leaders have meaningful, long-term exposure to Morningstar and open-market sales have been infrequent.

PitchBook

5.	On PitchBook, we have heard anecdotally that you raised pricing more than in recent years for 2026. Is that fair and can you talk about magnitude broadly? It seems like license growth has slowed due to macro factors, but revenue has maintained a healthy growth rate. Is this mid-single digit pricing tailwind sustainable and do you price Pitchbook similarly every year? How do you balance growth in PitchBook between raising prices vs. growing units/ licenses?

Consistent with its historical approach, PitchBook seeks expansion at renewal, including price increases where appropriate. Pricing decisions are made on a contract-by-contract basis, informed by the depth and breadth of a client's engagement with the platform and the value delivered. We do not disclose the exact contribution of pricing to revenue growth, although we would note that revenue per client increased in 2025 compared to 2024. In addition, while most of PitchBook’s growth in 2025 compared to 2024 was driven by the PitchBook platform, the segment also benefited from strength in its direct data product, which is not seat based and therefore not represented in licensed user counts.

Looking ahead, we do not view PitchBook’s growth as being driven primarily by a fixed or formulaic annual pricing tailwind. Over the long term, we believe that the most durable long-term growth drivers are expansion with existing accounts, especially large global firms, and new logo acquisition, including in international markets. We continue to balance pricing discussions with volume growth with the goal of supporting strong renewal rates, long-term client relationships, and sustainable revenue growth.

Morningstar Credit

6.	What are the drivers of the outsized strength in the credit business in recent quarters? [Morningstar Credit] has outperformed other rating peers. Do you attribute this to a better underlying mix (private credit vs. investment grade vs. loans for example) or market share? How sustainable is this outperformance?

In 2025, Morningstar Credit’s growth was driven by strength across multiple parts of the credit rating business. This included areas where we have long-standing capabilities, such as US commercial mortgage-backed securities (CMBS) and Canadian corporate credit ratings, as well as areas where we have been investing over the past several years. Those areas include European corporates and US asset-backed securities (ABS), including digital infrastructure and other so-called esoteric ABS. Meanwhile, across asset classes and geographies, private ratings continued to be a meaningful contributor to growth. Unpublished credit ratings accounted for roughly one quarter of Morningstar Credit’s ratings revenue in 2025.

As you note, our business mix differs in important ways from that of other listed rating agencies. In 2025, 61% of Morningstar Credit’s revenue came from structured finance (ABS, CMBS, and residential mortgage-backed securities); roughly 33% came from corporate and fundamental credit ratings (Canadian corporates, middle market lending and private ratings outside of Canada), and the remaining 6% was related to licensed data.

It is difficult to precisely assess market share trends, particularly in private credit markets where transparency is limited. Looking ahead, we anticipate a solid runway for long term growth across asset classes and geographies, including continued opportunities in private credit and other areas where we have been investing. We are pleased with the recent integration of Morningstar DBRS credit ratings into the Bank of New York Mellon’s Global Collateral Platform, which increases liquidity for institutional investors who hold bonds rated by Morningstar DBRS. We would also note the recent opening of our Morningstar DBRS office in Australia, to support activity across the broader Asia Pacific region, as well as the broadening base of recognition of our credit ratings for solvency and other regulatory calculations by different regulators in the region.